Contact

www.linkedin.com/in/harinikumar23 (LinkedIn)

Top Skills

Start-ups
Marketing Strategy
Microsoft Office

Languages

English (Native or Bilingual)
Spanish (Full Professional)
Tamil (Native or Bilingual)

Harini Kumar

Co-Founder & COO at BrainScanology Inc
Dublin, California, United States

Summary

Business Operations and Administration, Building & Executing Go-To-Market Strategy, Marketing

Specialties:

+ Startup's and Fundraising
+ Business Strategy and Planning
+ Product Development
+ Research Methods

Experience

BrainScanology, Inc
Co-Founder and COO
September 2021 - Present (1 year 1 month)
Berkeley, California, United States

We have developed a tool for radiologists and biomedical scientists to measure things more accurately than ever before. Our algorithm measures what area and volume cannot!

In a nutshell, we are revolutionizing shape analysis in biomedical science. Geometry has waited 5,000 years for this.

MSCI Inc.
Research Analyst
August 2019 - November 2021 (2 years 4 months)
United States

As a Research Analyst, I am responsible for tracking commercial real estate market transactions. Responsibilities include:

+ Track and monitor various news sources and third-party data providers for commercial real estate transactions.
+ Interpret relevant information for each transaction by searching, validating and recording accurate data into the RCA database.

+ Research missing information or discrepancies for existing RCA transactions.

University of California, Santa Cruz
Research Assistant
January 2019 - August 2019 (8 months)
Santa Cruz

Worked on a study of parasocial relationships between humans and technology; how the presence of an AI influences and improves the focus and motivation of students.

Education

University of California, Davis
Master of Business Administration - MBA, Marketing and Strategy · (2020 - 2022)

University of California, Santa Cruz
Bachelor's Degree, Cognitive Science · (2016 - 2020)

Monta Vista High School
· (2012 - 2016)